SCHEDULE A
to the Operating Expenses Limitation Agreement

(as amended on June 13, 2018)

Advisors Series Trust Fund and Share Class	Operating Expense Limit as a Percentage of Average Daily Net Assets
Pzena Mid Cap Value Fund
Investor Class Institutional Class	1.25% 0.90%
Pzena Emerging Markets Value Fund
Investor Class Institutional Class	1.60% 1.25%
Pzena Long/Short Value Fund
Investor Class Institutional Class	2.10% 1.75%
Pzena Small Cap Value Fund
Investor Class Institutional Class	1.55% 1.20%
Pzena International Small Cap Value Fund
Investor Class Institutional Class	1.52% 1.17%

ADVISORS SERIES TRUST on behalf of the series listed on Schedule A	PZENA INVESTMENT MANAGEMENT, LLC

By: /s/ Douglas G. Hess	By: /s/ William L. Lipsev
Name: Douglas G. Hess	Name: William L. Lipsey
Title: President	Title: President